NO ACT

PE
12-29-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10010499

January 28, 2010

Act: 1934
Section:
Rule: 14a-8
Public Availability: 01-28-2010

Michael L. Hermsen
Mayer Brown LLP
71 South Wacker Drive
Chicago, IL 60606-4637

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2009

Dear Mr. Hermsen:

This is in response to your letters dated December 29, 2009 and January 5, 2010 concerning the shareholder proposal submitted to Bristol-Myers by Nick Rossi. We also have received letters on the proponent's behalf dated December 29, 2009 and January 20, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each applicable governing document to give holders of 10% of Bristol-Myers' outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by Bristol-Myers seeking approval of amendments to Bristol-Myers' Amended and Restated Certificate of Incorporation to allow stockholders who hold 25% or more of Bristol-Myers' outstanding stock the right to call a special meeting of stockholders. You indicate that the proposal and the proposed amendments sponsored by Bristol-Myers directly conflict because they include different thresholds for the percentage of stock required to call special meetings of stockholders. You also indicate that submitting the proposal and the proposed amendments to stockholders at the meeting will present alternative and conflicting decisions for stockholders and provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 20, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Nick Rossi's Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the December 29, 2009 no action request, supplemented January 5, 2010.

The company need not include the 25%-threshold in its charter for shareholders to call a special meeting. The company can simply include text to permit shareholders to call a special meeting according to a percentage called for in the bylaws. The company seems to have bad intentions by including 25% in the charter because any further progress at a snail's pace or faster toward the 10%-threshold, that obtained 55%-support at the company 2009 annual meeting, will necessitate another shareholder vote which in turn can bounce a rule 14a-8 proposal for the already approved 10%-threshold.

And thus will begin the slippery-slope to deceive shareholders. Because if the company responds to the 2011 edition of this proposal at the 10%-threshold, then the company can dodge the 2011 proposal by calling for the charter to be changed at a snail's pace advancement toward the 10%-threshold already approved.

And shareholders will be deceived because, when they have the opportunity to vote, they naturally expect that this enhances their rights as shareholders. But shareholders will not be informed that their right to vote, on snail's pace advancement toward the 10%-threshold, has forced them unknowingly to give up a right to vote on a 10%-threshold. (Please see the highlighted paragraphs on the attached January 20, 2010 RiskMetrics article.) The company seems to be laying the foundation for an evergreen method to prevent shareholders from ever again voting on a shareholder proposal on this topic at the 10%-threshold which already obtained 55%-approval in 2009 (attached).

This proposal topic (at 10%) won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). This proposal topic (at 10%) even won 55%-support at Time Warner (TWX) in 2009 after TWX already adopted a 25%-threshold for shareowners to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Nick Rossi
Sandra Leung <sandra.leung@bms.com>

MAYER•BROWN

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Michael L. Hermsen
Direct Tel +1 312 701 7960
Direct Fax +1 312 706 8148
mhermsen@mayerbrown.com

January 5, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Bristol-Myers Squibb Company; Supplemental Letter Regarding Stockholder Proposal of Nick Rossi

Dear Ladies and Gentlemen:

On December 29, 2009, we submitted a letter (the "No-Action Request") on behalf of our client, Bristol-Myers Squibb Company (the "Company"), notifying the staff of the Division of Corporation Finance of the Securities and Exchange Commission that the Company intends to omit from its proxy materials for its 2010 annual meeting of stockholders (the "2010 Proxy Materials") a stockholder proposal[1] and statements in support thereof (the "Proposal") submitted by Nick Rossi (the "Proponent"), with John Chevedden as his proxy.

We are writing this supplemental letter to respond to a claim made in correspondence dated December 29, 2009 regarding the No-Action Request (the "Proponent's Response Letter"). In that letter, Mr. Chevedden, on behalf of the Proponent, states that "[t]here appears to be no text in the Certificate to prevent a shareholder-called special meeting." This statement is clearly incorrect.

Section 211(d) of the Delaware General Corporation Law permits special meetings of stockholders to "be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." And as we previously indicated in the No-Action Request, the Company's Amended and Restated Certificate of Incorporation (the "Certificate")[2] only permits special meetings of stockholders to be called only by the Chairman of the Company's Board of Directors (the "Board") or by the Board pursuant to a

[1] The Proposal requests that the Company's Board of Directors "...take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareholders combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

[2] See second sentence of Article Ninth of the Company's Certificate.

resolution approved by a majority of the entire Board.[3] As a result, and as we previously indicated in the No-Action Request, the Company's stockholders currently are not permitted to call special meetings of the Company's stockholders. The only means available to provide stockholders the ability to call a special meeting is through an amendment to the Certificate, which amendment must be initiated by the Board.

As we indicated in the No-Action Request, at a meeting on December 17, 2009, the Board approved the adoption of amendments to the Certificate to also allow stockholders who hold 25% or more in voting power of the Company's outstanding stock the right to call a special meeting of stockholders and the submission of the proposed amendments to the Company's stockholders for approval at the Company's 2010 annual meeting of stockholders (the "Company Proposal"). The Board's actions are consistent with the intent of the Proposal to permit stockholders the right to call special meetings, although at a trigger threshold the Board believes is more appropriate, and are a necessary first step to provide the Company's stockholders with this right.

Because the Company Proposal will be presented to stockholders for their consideration at the Company's 2010 annual meeting of stockholders and for the analysis set forth above and our arguments set forth in the No-Action Request, we reiterate our request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(9) because it directly conflicts with a Company proposal. Also as noted in the No-Action Request, this position is supported by a line of Staff precedent establishing that stockholder proposals on substantially similar facts are excludable pursuant to Rule 14a-8(i)(9).

Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent and to Mr. Chevedden. We would be happy to provide you with any additional information and answer any questions you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (312) 701-7960 or Sandra Leung, the Company's Senior Vice President, General Counsel and Secretary, at (212) 546-4260.

Sincerely,



Michael L. Hermsen

Att.
cc: Sandra Leung, Bristol-Myers Squibb Company
John Chevedden
Nick Rossi

[3] Similarly, the Company's Bylaws (as adopted on November 1, 1965 and as amended to December 17, 2009, as so amended, the "Bylaws") permits special meetings of stockholders to be called only by the Chairman of the Board or by the Board pursuant to a resolution approved by a majority of the entire Board. See second sentence of Article 6 of the Bylaws.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 29, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Nick Rossi's Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the December 29, 2009 no action request.

There appears to be no text in the Certificate to prevent a shareholder-called special meeting. The company fails to address this key point. Hence there appears to be absolutely no need to amend the Certificate to adopt the weak 25%-version of this proposal. In fact amending the Certificate will go against the intention of this proposal by making it more difficult for full adoption of this proposal to enable 10% of shareholders to call a special meeting. Because such an adoption can now be implemented without a shareholder vote but in the future any threshold other than 25% will have the added hurdle of a shareholder vote.

Thus the company seems to be taking a one-step forward/one-step back approach, which will make full adoption at the 10% threshold impossible or almost impossible in the future.

Also what is there to stop the company from approving a 2011 shareholder vote on a company proposal to change the threshold percentage to 22% or even 30% in order to omit a 2011 rule 14a-8 proposal calling for a 10% threshold on this topic. The company may be laying the foundation for an evergreen method to prevent shareholders from ever again voting on a shareholder proposal on this topic.

This proposal topic (at 10%) won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). This proposal topic (at 10%) even won 55%-support at Time Warner (TWX) in 2009 after TWX already adopted a 25%-threshold for shareowners to call a special meeting.

The company provided no precedent where an unnecessary vote paved the way for omitting a rule 14a-8 proposal.

A further response is under preparation.

Sincerely,



John Chevedden

cc:
Nick Rossi

Sandra Leung <sandra.leung@bms.com>

[BMY: Rule 14a-8 Proposal, October 30, 2009, November 24, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 55% support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay. The Corporate Library said that although executive pay typically was set at the median, the inclusion of Johnson & Johnson and the exclusion of any non-U.S. pharmaceutical company in the company's peer group damaged the effectiveness of pay comparisons.

Annual and long-term incentives, even special long-term incentive awards, appeared to constantly reference the same narrow group of often non-GAAP metrics indicating that, in many cases, executives were rewarded multiple times for the same achievements. Furthermore, for 2009, this practice was changed so that annual and long-term incentives referenced exactly the same performance metrics. Only 66% of CEO pay was incentive based.

Togo West was designated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with the Krispy Kreme bankruptcy. Mr. West was also on F-rated board (by The Corporate Library) of AbitibiBowater (ABWTQ.PK). Yet Mr. West was on our key executive pay and nomination committees. And twenty-three percent of fees paid to our auditors were not audit-related.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

MAYER • BROWN

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Michael L. Hermsen
Direct Tel +1 312 701 7960
Direct Fax +1 312 706 8148
mhermsen@mayerbrown.com

December 29, 2009

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal Submitted by Nick Rossi to Bristol-Myers Squibb Company

Dear Ladies and Gentlemen:

We are counsel to Bristol-Myers Squibb Company (the "Company") and, on behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if the Company omits a shareholder proposal and supporting statement (the "Proposal") submitted by Nick Rossi (the "Proponent"), with John Chevedden as his proxy. The Proponent seeks to include the Proposal in the Company's proxy materials for its 2010 annual meeting of stockholders (the "2010 Proxy Materials").

The Company received the Proposal from the Proponent on November 24, 2009. A copy of the Proposal, together with the related correspondence received from the Proponent in connection therewith are attached hereto as Attachment A.

I. The Proposal

The Proposal requests that the Company's Board of Directors "...take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareholders combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

II. Basis for Exclusion

Currently, the Company's Amended and Restated Certificate of Incorporation (the "Certificate") only permits special meetings of stockholders to be called only by the Chairman of the Board or by the board of directors pursuant to a resolution approved by a majority of the entire board of directors. At a meeting of the Company's Board of Directors on December 17, 2009, the board of directors approved adoption of amendments to the Certificate to also allow stockholders who hold 25% or more of the Company's outstanding stock the right to call a special meeting of stockholders and to submit the proposed amendments to the Company's stockholders for approval at the Company's 2010 annual meeting of stockholders (the "Company Proposal").

The Company Proposal and the Proposal directly conflict because they include different thresholds for the percentage of stock required to call special meetings of stockholders. Specifically, the Company Proposal calls for a 25% ownership threshold, which clearly conflicts with the Proposal's request for a 10% threshold. Therefore, for the reasons set forth below, the Proposal is properly excludable under Rule 14a-8(i)(9) and we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials.

III. Analysis

The Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal

A company may properly exclude a proposal from its proxy materials under Rule 14a-8(i)(9) "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Exchange Act Release No. 34-40018 (May 21, 1998, n. 27).*

The Staff has consistently stated that, where a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9), noting in several instances that presenting both matters for a vote could produce inconsistent and ambiguous results.[1] In the Company's case, because of

[1] *See Becton, Dickinson and Company* (available Nov. 12, 2009) ("*Becton Dickinson*") (the Staff concurred with the exclusion of a shareholder proposal requesting Becton Dickinson amend its bylaws and each appropriate governing document to give holders of 10% of Becton Dickinson's outstanding common stock (or the lower percentage allowed by law above 10%) the power to call a special shareowner meeting, since Becton Dickinson represented that it would seek shareholder approval of a bylaw amendment to permit holders of 25% of its outstanding shares to call a special meeting of shareholders); *H.J. Heinz Company* (avail. May 29, 2009) ("*Heinz*") (the Staff concurred with exclusion of a shareholder proposal, requesting that Heinz amend its bylaws and each appropriate governing document to give holders of 10% of Heinz's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings, since Heinz represented that it would seek shareholder approval of a bylaw amendment to permit holders of 25% of Heinz's outstanding common stock to call a special shareholder meeting); *EMC Corporation* (avail. Feb. 24, 2009) ("*EMC*") (the Staff concurred with exclusion of a shareholder proposal requesting that EMC amend its bylaws and each appropriate governing document to give holders of 10% of EMC's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings, since EMC represented that it would seek shareholder approval of a bylaw amendment to permit holders of 40% of EMC's outstanding common stock to call a special shareholder meeting); *International Paper Company* (avail. Mar. 17, 2009) ("*International Paper*") (the Staff concurred with exclusion of a shareholder proposal meeting requesting that International Paper amend its bylaws and each appropriate governing document to give holders of 10% of International Paper's outstanding common stock (or the
(cont'd)

the action of the Company's Board of Directors on Directors on December 17, 2009, the present facts are substantially similar to the facts in *Becton Dickinson, Heinz, EMC, International Paper and Gyrodyne.* The Proposal requests a 10% ownership threshold; while the Company Proposal calls for a 25% ownership threshold. As was the case in the cited no-action letters, the Proposal and the Company Proposal will directly conflict, as the Company cannot institute a stock ownership threshold required to call a special meeting of the shareholders that is at once 10% and 25%. Submitting both proposals to stockholders at the 2010 annual meeting of stockholders will present alternative and conflicting decisions for stockholders and provide inconsistent and ambiguous results.

Therefore, the Proposal is properly excludable under Rule 14a-8(i)(9) because the Company Proposal and the Proposal will directly conflict.

IV. Conclusion

Based on the foregoing, the Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes from its 2010 Proxy Materials the Proposal in its entirety.

Pursuant to Rule 14a-8(j), we have submitted this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission. Accordingly, the Staff's prompt review of this request would be greatly appreciated.

Because this request is being submitted electronically, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). A copy of this submission is being sent simultaneously to the Proponent and Mr. Chevedden as notification of the Company's intention to omit from its 2010 Proxy Materials the Proposal in its entirety. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that

---

(... cont'd)

lowest percentage allowed by law above 10%) the power to call special shareholder meetings, since International Paper represented that it would seek shareholder approval of a bylaw amendment to permit holders of 40% of its outstanding common stock to call a special shareholder meeting); and *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) ("*Gyrodyne*") (the Staff concurred with exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of Gyrodyne's shares eligible to vote at that meeting because it conflicted with a company proposal seeking shareholder approval of a bylaw amendment requiring the holders of at least 30% of the shares to call such meetings).

correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

We would be happy to provide you with any additional information and answer any questions you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (312) 701-7960 or Sandra Leung, the Company's Senior Vice President, General Counsel and Secretary, at (212) 546-4260.

Sincerely,



Michael L. Hermsen

Att.
cc: Sandra Leung, Bristol-Myers Squibb Company
John Chevedden

ATTACHMENT A

>-----Original Message-----
>From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
>Sent: Tuesday, November 24, 2009 11:03 PM
>To: Leung, Sandra
>Cc: Vora, Sonia
>Subject: Rule 14a-8 Proposal (BMY)
>
>Dear Ms. Leung,
>Please see the attached Rule 14a-8 Proposal.
>Sincerely,
>John Chevedden
>
>cc:
>Nick Rossi
>

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James M. Cornelius
Chairman
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154

NOVEMBER 24, 2009

Dear Mr. Cornelius,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** at: *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

Nick Rossi

Rule 14a-8 Proposal Proponent since the 1980s

10/5/09

cc: Sandra Leung <sandra.leung@bms.com>
Corporate Secretary
Sonia Vora <Sonia.Vora@bms.com>
Assistant Corporate Secretary
PH: 609-897-3538
FX: 609-897-6217

[BMY: Rule 14a-8 Proposal, October 30, 2009, November 24, 2009]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 55% support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay. The Corporate Library said that although executive pay typically was set at the median, the inclusion of Johnson & Johnson and the exclusion of any non-U.S. pharmaceutical company in the company's peer group damaged the effectiveness of pay comparisons.

Annual and long-term incentives, even special long-term incentive awards, appeared to constantly reference the same narrow group of often non-GAAP metrics indicating that, in many cases, executives were rewarded multiple times for the same achievements. Furthermore, for 2009, this practice was changed so that annual and long-term incentives referenced exactly the same performance metrics. Only 66% of CEO pay was incentive based.

Togo West was designated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with the Krispy Kreme bankruptcy. Mr. West was also on F-rated board (by The Corporate Library) of AbitibiBowater (ABWTQ.PK). Yet Mr. West was on our key executive pay and nomination committees. And twenty-three percent of fees paid to our auditors were not audit-related.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email** FISMA & OMB Memorandum M-07-16 ***

From: olmsted [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 10, 2009 11:15 PM
To: Leung, Sandra
Cc: Vora, Sonia
Subject: Rule 14a-8 Broker Letter-(BMY)

Dear Ms. Leung,
Please see the attached broker letter. Please advise tomorrow whether there are now any rule 14a-8 open items.
A broker letter has not yet been requested.
Sincerely,
John Chevedden
cc: Nick Rossi

3558 Round Barn Blvd.
Suite 201
Santa Rosa, CA 95403
tel 707 524 1000
fax 707 524 1099
toll free 800 827 2655

MorganStanley
SmithBarney

November 10, 2009

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

*** RE: FISMA & OMB Memorandum M-07-16 ***
Transfer on Death Account

To: Nick Rossi

All quantities are held long in the above noted account of Nick Rossi as of the date of this letter.

3M Company
Held 1000 shares, deposited 07/09/2002

AEGON NV ADR
Held 3000 shares, deposited 05/16/2002

AT&T INC
Held 1054 shares, since 09/30/2008

BAKER HUGHES INC
Held 1000 shares, deposited 05/16/2002

BANK OF AMERICA CORP
Held 2000 shares, purchased 11/25/2003

BRISTOL MYERS SQUIBB CO
Held 3000 shares, deposited 05/23/2002

CEDAR FAIR LP DEP UNIT
Held 2000 shares, deposited 05/22/2002

DAIMLER AG
Held 1683 shares, deposited 05/22/2002

DYNEGY INC DEL CL A
Held 1000 shares, purchased 12/10/2004

ENTERPRISE PROD PRTNERS, LP (ORIGINALLY - TEPPCO PARTNERS, LP)
Held 1240 shares (originally 1000 shares, deposited 07/09/2002)

FORTUNE BRANDS INC
Held 1652 shares, deposited 05/16/2002

GENUINE PARTS CO
Held 1000 shares, deposited 05/16/2002

HSBC HOLDINGS PLC 8.125%
Held 1000 shares, purchased 04/02/2008

HUBBELL INC A
Held 1000 shares, deposited 05/16/2002

IBERDROLA SA SPON ADR
Held 347 shares, deposited 04/27/2007

MARATHON OIL CO
Held 600 shares, deposit 08/15/2002

MERCK & CO INC NEW COM (ORIGINALY - MERCK & CO)
Held 576 shares (originally 500 shares, purchased 10/05/2004)

MOTORS LIQUIDATION CO (Previously General Motors)
Held 525 shares, deposited 05/16/2002

PFIZER INC
Held 500 shares, purchased 1/18/2005

PG&E CORPORATION
Held 600 shares, deposited 07/09/2002

PLUM CREEK TIMBER CO INC REI
Held 1000 shares, deposited 07/09/2002

SAFEWAY INC COM NEW
Held 1000 shares, purchased 01/06/2005

SERVICE CORP INT
Held 2000 shares, deposited 07/09/2002

SUBN PROPANE PTNRS LP
Held 1000 shares, purchased 03/04/2009

TERRA NITROGEN CO LP COM UNIT
Held 500 shares, deposited 07/09/2002

UGI CORPORATION NEW COM
Held 3000 shares, deposited 07/09/2002

UIL HLDGS CORP
Held 1666 shares, deposited 07/09/2002

UNILEVER PLC (NEW) ADS
Held 1800 shares, deposited 07/09/2002

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,



Mark S Christensen
Financial Advisor

>-----Original Message-----
>From: olmsted [mailto:*** FISMA & OMB Memorandum M-07-16 ***
>Sent: Friday, October 30, 2009 4:09 PM
>To: Leung, Sandra
>Cc: Vora, Sonia
>Subject: Rule 14a-8 Proposal (BMY)
>
>Dear Ms. Leung,
>Please see the attached Rule 14a-8 Proposal.
>Sincerely,
>John Chevedden
>
>cc:
>Nick Rossi

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James M. Cornelius
Chairman
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154

Dear Mr. Cornelius,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** at: *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,





Rule 14a-8 Proposal Proponent since the 1980s

cc: Sandra Leung <sandra.leung@bms.com>
Corporate Secretary
Sonia Vora <Sonia.Vora@bms.com>
Assistant Corporate Secretary
PH: 609-897-3538
FX: 609-897-6217

[BMY: Rule 14a-8 Proposal, October 30, 2009]

3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 55% support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay. The Corporate Library said that although executive pay typically was set at the median, the inclusion of Johnson & Johnson and the exclusion of any non-U.S. pharmaceutical company in the company's peer group damaged the effectiveness of pay comparisons. Annual and long-term incentives, even special long-term incentive awards, appear to constantly reference the same narrow group of often non-GAAP metrics indicating that, in many cases, executives were rewarded multiple times for the same achievements. Furthermore, for 2009, this practice was changed so that annual and long-term incentives referenced exactly the same performance metrics. Only 66% of CEO pay was incentive based.

Togo West was designated a "Flagged [Problem] Director" by The Corporate Library due to his involvement with Krispy Kreme and its bankruptcy. Yet Mr. West was on our key executive pay and nomination committees. Twenty-three percent of fees paid to auditors were not audit-related. We had no shareholder right to cumulative voting, act by written consent, call a special meeting or vote on executive pay.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***